Exhibit 12
Walgreens Boots Alliance, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in millions, except ratio data)

	Three months ended	Twelve Months Ended,
	November 30, 2017	2017	2016	2015	2014	2013
Income before income tax provision	$1,036	$4,853	$5,144	$5,311	$3,557	$4,047
Add:
Minority Interests	—	—	—	—	—	5
Fixed Charges	564	2,379	2,367	2,054	1,376	1,383
Amortization of capitalized interest	—	—	—	1	6	7
Less:
Equity earnings	133	(61)	(37)	(315)	(617)	(496)
Capitalized interest	—	—	—	(1)	(6)	(7)
Earnings as defined	$1,733	$7,171	$7,474	$7,050	$4,316	$4,939

Interest expense, net of capitalized interest	$147	$728	$628	$632	$168	$193
Capitalized interest	—	—	—	1	6	7
Portions of rentals representative of the interest factor	417	1,651	1,739	1,421	1,202	1,183
Fixed charges as defined	$564	$2,379	$2,367	$2,054	$1,376	$1,383

Ratio of earnings to fixed charges	3.07	3.16	3.16	3.43	3.14	3.57

(a) For the purpose of computing these ratios, "earnings" consist of earnings before income tax provision and before adjustment for income or loss from equity investees, interest, distributed income of equity-method investees, and the portions of rentals representative of the interest factor.  "Fixed charges" consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.